MAIL STOP
									August 16, 2006
Philip O. Nolan
President and Chief Executive Officer
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201

RE:	Stanley, Inc.
	Registration Statement on Form S-1
	File No. 333-134053
	Amended July 28, 2006

Dear Mr. Nolan:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements to comply with Rule 3-
12
of Regulation S-X.

Unaudited Pro Forma Financial Data
Unaudited Pro Forma Statement of Income, page 29

2. Please revise the column titled pro forma acquisition
adjustments
to clearly distinguish between adjustments (1) through (4). A clearer presentation would be to show in note (1) in tabular form Morgan`s historical operations for the year ended December 31, 2005 followed by a separate column subtracting Morgan`s historical operations for three months ended March 31, 2005 followed by a separate column adding Morgan`s historical operations for the period from January 1, 2006 through the date of Morgan`s acquisition followed by a totals column adding everything together. You would then only present Morgan`s historical financial statements for the period from April 1, 2005 through the date of acquisition on the face of the pro formas and note (1) would have the reconciliation discussed above. Adjustments (2) through (4) would remain in the pro forma acquisition adjustments column on the face of the pro formas.





Financial Statements

Note 11. Stockholders` Equity
Deferred Compensation and Stock Options, page F-22

3. Please tell us how you determined the fair value of each issuance and/or modification of shares, options and/or warrants from July 1,
2005 to the present, including any assumptions you used. Please provide this information in chronological order in a tabular format, if possible. Please keep in mind that we may be unable to complete our review of this comment until you provide us with the pricing information for your offering.

Closing Comments

      You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708 with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Stephen L. Burns, Esq.
	(212) 474-3700
Philip O. Nolan
Stanley, Inc.
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE